UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File Number: 1-32186

YM BIOSCIENCES INC. (Translation of registrant's name into English)

Suite 400, Building 11 5045 Orbiter Drive Mississauga, Ontario Canada L4W 4Y4 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

DOCUMENTS FILED

See the Exhibit Index hereto for a list of the documents filed herewith and forming a part of this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YM BIOSCIENCES INC.

By:	/s/ Leonard Vernon
Leonard Vernon Vice President, Finance and Administration

Date: April 19, 2010

EXHIBIT INDEX

Exhibit	Description

99.1	News Release dated April 19, 2010 - YM BIOSCIENCES ANNOUNCES PIVOTAL PRECLINICAL EFFICACY DATA FOR THE JAK1/2 INHIBITOR CYT387 PUBLISHED IN BLOOD, THE JOURNAL OF THE AMERICAN SOCIETY OF HEMATOLOGY